EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of the registrant as of December 31, 2011.

Name	Jurisdiction of incorporation or organization
BSQUARE (Beijing) Technology Co., Ltd	China
BSQUARE GmbH	Germany
BSQUARE KK	Japan
BSQUARE Software Solutions, Inc.	British Columbia, Canada
BSQUARE Taiwan Corporation	Republic of China
Cory Corporation	State of Washington
MPC Data Inc.	State of Washington
MPC Data Limited	United Kingdom